

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

November 6, 2017

Todd DeBonis
President and Chief Executive Officer
Pixelworks, Inc.
224 Airport Parkway, Suite 400
San Jose, California 95110

>   **Re: Pixelworks, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 31, 2017**
>   **File No. 333-221239**

Dear Mr. DeBonis:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tim Buchmiller at (202) 551-3635 with any questions.

>   Sincerely,
>
>   /s/ Tim Buchmiller for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: Jorge del Calvo, Esq.
       Pillsbury Winthrop Shaw Pittman LLP